UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 10, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Myogen Inc.

File No. 333-108301 - CF# 22676

_____

Gilead Sciences, Inc. (successor to Myogen Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information Myogen Inc. excluded from the Exhibits to a Form S-1 filed on August 28, 2003.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.24	through October 8, 2013
Exhibit 10.25	through October 8, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel